UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
MedQuist Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
584949101
(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, Connecticut 06902
(203) 890-2000
with a copy to:
Daniel Clivner, Esq.
Simpson Thacher & Bartlett LLP
1999 Avenue of the Stars
Los Angeles, California 90067
(310) 407-7500
with a copy to:
Robert Aquilina
MedQuist Holdings Inc.
9009 Carothers Parkway
Franklin, TN 37067
(866) 295-4600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 9, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS CBay Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		30,867,245

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,867,245

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,867,245

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS MedQuist Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,867,245

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

30,867,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,867,245

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. PEI CB Investment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. PEI CB Investment GP, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Private Equity Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Private Equity GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 5 amends the Schedule 13D filed on August 18, 2008, as previously amended by Amendment No. 1 on November 5, 2008, Amendment No. 2 on April 24, 2009, Amendment No. 3 on July 10, 2009 and Amendment No. 4 on October 6, 2010, relating to shares of common stock, no par value per share, of MedQuist Inc., a New Jersey corporation (the “Issuer”).
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended to include the following:
          On January 27, 2011, CBaySystems redomiciled in the State of Delaware and changed its name to “MedQuist Holdings Inc.” Accordingly, the terms “CBaySystems” and “MedQuist Holdings”, as used herein, refer to CBaySystems Holdings Limited prior to such redomiciliation and name change, and refer to MedQuist Holdings Inc. thereafter.
The identity and background sections for CBay Inc. and MedQuist Holdings are amended and restated as follows:

Name:	CBay Inc.
Business Address:	c/o MedQuist Holdings Inc., 9009 Carothers Parkway, Franklin, TN 37067
Principal Business:	to serve as an intermediate holding company for a portfolio of businesses that provide U.S. medical transcription and other services
Citizenship:	Delaware

Name:	MedQuist Holdings Inc.
Business Address:	9009 Carothers Parkway, Franklin, TN 37067
Principal Business:	to serve as a holding company for a portfolio of businesses that provide medical transcription and other services
Citizenship:	Delaware
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to include the following:
          On February 11, 2011, pursuant to the Exchange Agreement, as amended, MedQuist Holdings issued 4,782,159 shares of MedQuist Holdings common stock to the Investors in exchange for 4,782,159 shares of Common Stock held by them.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to include the following:
          On February 11, 2011, pursuant to the Exchange Agreement, as amended, MedQuist Holdings issued 4,782,159 shares of MedQuist Holdings common stock to the Investors in exchange for 4,782,159 shares of Common Stock held by them. Such shares of Common Stock are directly held by CBay Inc. On December 30, 2010, MedQuist Holdings and the other parties thereto entered into an amendment to the Exchange Agreement to revise certain terms, including the exchange rate and certain conditions relating to the timing and completion of the Exchange. A copy of the amendment is attached hereto as Exhibit K and incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the amendment.
          On October 18, 2010, MedQuist Holdings filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (and has subsequently filed amendments thereto), in order to offer all shareholders of the Issuer that are not parties to the Exchange Agreement the opportunity to exchange their Common

Stock for shares of MedQuist Holdings common stock (the “Registered Exchange”). The terms of the Registered Exchange are contained in the filings made by MedQuist Holdings with the SEC. MedQuist Holdings commenced the Registered Exchange on February 3, 2011.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
          (a) (b) CBay Inc. owns 30,867,245 shares of Common Stock, representing approximately 82.2% of the shares of Common Stock outstanding, and has voting and dispositive authority over such shares. Neither MedQuist Holdings nor any of the SAC Reporting Persons owns any shares of Common Stock. To the knowledge of the Reporting Persons, none of the individuals listed on Schedule I hereto owns any shares of Common Stock. The percentages used herein are based upon the 37,555,893 shares of Common Stock outstanding as of October 22, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on November 9, 2010. All share ownership is reported herein as of the date of this filing.
          CBay Inc. is wholly owned (directly and through another subsidiary) by MedQuist Holdings. Although the 30,867,245 shares of Common Stock reported herein are owned solely by CBay Inc., MedQuist Holdings may be deemed, by reason of the provisions of Rule 13d-3 of the Act, to share beneficial ownership of such shares, constituting approximately 82.2% of the shares of Common Stock outstanding, with CBay Inc. Accordingly, the CBay Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition over the 30,867,245 shares of Common Stock owned by CBay Inc., constituting approximately 82.2% of the shares of Common Stock outstanding. As a result of the U.S. initial public offering of MedQuist Holdings shares (the “IPO”), which closed on February 9, 2011, and the completion of the Exchange on February 11, 2011, SAC CBI and its affiliates no longer hold a majority of the outstanding shares of MedQuist Holdings common stock. Accordingly, the SAC Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock. SAC CBI GP is the general partner of SAC CBI; SAC PEI is the sole shareholder of SAC CBI GP; SAC PEI GP is the general partner of SAC PEI; SAC Capital Management is the general partner of SAC PEI GP; and Mr. Steven A. Cohen controls SAC Capital Management.
          (c) As set forth in Items 3 and 4, CBay Inc. acquired 26,085,086 shares of Common Stock on August 6, 2008 pursuant to the Stock Purchase Agreement and acquired an additional 4,782,159 shares of Common Stock on February 11, 2011 pursuant to the Exchange.
          (d) No person other than the CBay Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.
          (e) As a result of the IPO, which closed on February 9, 2011, each of the SAC Reporting Persons ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock. Consequently, this is the final amendment to this Schedule 13D by, and an exit filing for, the SAC Reporting Persons.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated as follows:
     1. Schedule I. Information with respect to directors and executive officers of CBay Inc., MedQuist Holdings Inc. and S.A.C. PEI CB Investment GP, Limited
     2. Exhibit A. Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity

Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen (previously filed with the original Schedule 13D)
     3. Exhibit B. Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008) (previously filed with the original Schedule 13D)
     4. Exhibit C. 6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)
     5. Exhibit D. Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)
     6. Exhibit E. Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on November 4, 2008 (previously filed with Amendment No. 1 to the original Schedule 13D)
     7. Exhibit F. Second Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on April 21, 2009 (previously filed with Amendment No. 2 to the original Schedule 13D)
     8. Exhibit G. Consent and Amendment, dated as of September 8, 2010, among Koninklijke Philips Electronics N.V., CBay Inc. and CBaySystems Holdings Limited (previously filed with Amendment No. 4 to the original Schedule 13D)
     9. Exhibit H. Exchange Agreement, dated as of September 30, 2010, by and between CBaySystems Holdings Limited and the investors party thereto (previously filed with Amendment No. 4 to the original Schedule 13D)
     10. Exhibit I. Credit Agreement, dated October 1, 2010, by and among CBay Inc., MedQuist Inc., MedQuist Transcriptions, Ltd., CBaySystems Holdings Limited, the lenders and letter of credit issuers from time to time party thereto, General Electric Capital Corporation, as administrative agent and collateral agent, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)
     11. Exhibit J. Senior Subordinated Note Purchase Agreement, dated September 30, 2010, by and among CBay Inc., CBaySystems Holdings Limited, MedQuist Inc., MedQuist Transcriptions, Ltd., Blackrock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)
     12. Exhibit K. Amendment No. 1 to Exchange Agreement, dated as of December 30, 2010, by and between CBaySystems Holdings Limited and the investors party thereto (incorporated by reference to Exhibit 4.4.1 to Amendment No. 2 to the Registration Statement filed on Form S-1 by MedQuist Holdings Inc. on January 5, 2011)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2011

CBAY INC.

By:	/s/ Clyde Swoger Name: Clyde Swoger
Title: Chief Financial Officer

MEDQUIST HOLDINGS INC.

By:	/s/ Clyde Swoger

Name: Clyde Swoger
Title: Chief Financial Officer

S.A.C. PEI CB INVESTMENT, L.P.

By: S.A.C. PEI CB Investment GP, Limited,
its general partner

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Signatory

S.A.C. PEI CB INVESTMENT GP, LIMITED

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Signatory

S.A.C. PRIVATE EQUITY INVESTORS, L.P.

By: S.A.C. Private Equity GP, L.P.,
its general partner

By: S.A.C. Capital Management, LLC,
its general partner

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Signatory

S.A.C. PRIVATE EQUITY GP, L.P.

By: S.A.C. Capital Management, LLC,
its general partner

By:	/s/ Peter Nussbaum Name: Peter Nussbaum
Title: Authorized Signatory

S.A.C. CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Signatory

STEVEN A. COHEN

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Signatory

Exhibit Index

Exhibit No.	Description

1	Schedule I. Information with respect to directors and executive officers of CBay Inc., MedQuist Holdings Inc. and S.A.C. PEI CB Investment GP, Limited

2
Exhibit A. Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen (previously filed with the original Schedule 13D)

3
Exhibit B. Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008) (previously filed with the original Schedule 13D)

4	Exhibit C. 6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)

5	Exhibit D. Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)

6	Exhibit E. Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on November 4, 2008 (previously filed with Amendment No. 1 to the original Schedule 13D)

7
Exhibit F. Second Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on April 21, 2009 (previously filed with Amendment No. 2 to the original Schedule 13D)

8
Exhibit G. Consent and Amendment, dated as of September 8, 2010, among Koninklijke Philips Electronics N.V., CBay Inc. and CBaySystems Holdings Limited (previously filed with Amendment No. 4 to the original Schedule 13D)

9
Exhibit H. Exchange Agreement, dated as of September 30, 2010, by and between CBaySystems Holdings Limited and the investors party thereto (previously filed with Amendment No. 4 to the original Schedule 13D)

10
Exhibit I. Credit Agreement, dated October 1, 2010, by and among CBay Inc., MedQuist Inc., MedQuist Transcriptions, Ltd., CBaySystems Holdings Limited, the lenders and letter of credit issuers from time to time party thereto, General Electric Capital Corporation, as administrative agent and collateral agent, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)

11
Exhibit J. Senior Subordinated Note Purchase Agreement, dated September 30, 2010, by and among CBay Inc., CBaySystems Holdings Limited, MedQuist Inc., MedQuist Transcriptions, Ltd., Blackrock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)

12	Exhibit K. Amendment No. 1 to Exchange Agreement, dated as of December 30, 2010, by and between

Exhibit No.	Description

CBaySystems Holdings Limited and the investors party thereto (incorporated by reference to Exhibit 4.4.1 to Amendment No. 2 to the Registration Statement filed on Form S-1 by MedQuist Holdings Inc. on January 5, 2011)